UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of June, 2003


                             Koor Industries Ltd.
 ------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                 21 Ha'arba'ah Street, Tel Aviv 64739, Israel
 ------------------------------------------------------------------------------
                   (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        /s/ Shlomo Heller
                                        --------------------------------------
                                        By:     Shlomo Heller
                                        Title:  General Counsel and
                                                  Company Secretary


Dated: June 27, 2003

TABLE OF CONTENTS


Exhibit 1      Notice of Annual General Meeting of Shareholders

Exhibit 2      Proxy Statement for Annual General Meeting of Shareholders

Exhibit 3      Proxy Card

                                                                     Exhibit 1


                             KOOR INDUSTRIES LTD.
                       ________________________________

            NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                       ________________________________

                          Rosh Ha'ayin, July 27, 2003

DATE:      Sunday, July 27, 2003

TIME:      10:00 a.m., Israel time

VENUE:     Koor Headquarters
           Telrad Building
           14 Hamelacha Street
           Park Afek
           Rosh Ha'ayin 48091
           Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:      Koor Industries Ltd. ("Koor" or  the "Company")
Deposit Agreement:    Deposit Agreement, dated as of November 13, 1995, by
                      and among, The Bank of New York, as depository (the
                      "Bank"), Koor and the ADRs Holders (the "Deposit
                      Agreement")
ADR CUSIP No:         500507108**
ADS Record Date:      The close of business in New York on June 20, 2003**
Deeming Provisions:   For the purposes of this Notice, any reference to
                      shareholders of Koor (the "Shareholders") shall be deemed also to be a reference to ADR holders.

         Koor hereby gives notice that the Extraordinary General Meeting of Shareholders (the "Meeting") will be held on Sunday, July 27, 2003, at 10:00 a.m., Israel time, at the Company's headquarters located at Telrad Building, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.

--------
* Each ADS represents 0.20 of an Ordinary Share of Koor, par value NIS 0.001 (the "Ordinary Shares").

** As determined by the Bank, or in reliance on information furnished to Koor by the Bank under the Deposit Agreement.


The Following is the Agenda for the Meeting:
-------------------------------------------

1. To approve the adoption of the Koor Industries Ltd. 2003 Stock Option Plan, based on the principles set out in the proxy statement, pursuant to which options shall be granted to directors, officers (including the Chief Executive Officer) and other employees of Koor and its affiliates, and to empower the Company's management to finalize the detailed 2003 Stock Option Plan.

2. To approve the granting of (i) 50,000 options under the 2003 Stock Option Plan to each of the members of the Board of Directors of Koor (excluding Charles R. Bronfman and Andrew Hauptman, directors who are related to the controlling shareholders) and (ii) 175,000 options under the 2003 Stock Option Plan to Jonathan Kolber, the Chief Executive Officer of Koor.


                                        By Order of the Board of Directors

                                        Shlomo Heller
                                        Corporate Secretary

                                                                     Exhibit 2

                             Koor Industries Ltd.
                                Telrad Building
                              14 Hamelacha Street
                                   Park Afek
                          Rosh Ha'ayin 48091, Israel


                                PROXY STATEMENT

         This Notice is furnished to the ADR holders of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Extraordinary General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Sunday, July 27, 2003, at 10:00 a.m., Israel time, at the Company's headquarters located at Telrad Building, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.

         It is proposed to adopt the following Ordinary Resolutions at the
Meeting:

         1. To approve the adoption of the Koor Industries Ltd. 2003 Stock Option Plan (the "2003 Stock Option Plan"), based on the principles set out in this proxy statement, pursuant to which options shall be granted to directors, officers (including the Chief Executive Officer) and other employees of Koor and its affiliates (the "Koor Group"), and to empower the Company's management to finalize the detailed 2003 Stock Option Plan. (See Item A1 below.)

         2. To approve the granting of (i) 50,000 options under the 2003 Stock Option Plan to each of the members of the Board of Directors of Koor (excluding Charles R. Bronfman and Andrew Hauptman, directors who are related to the controlling shareholders) and (ii) 175,000 options under the 2003 Stock Option Plan to Jonathan Kolber, the Chief Executive Officer of Koor. (See Item A2 below.)

         At the close of business on June 12, 2003, the Company had 15,673,377 outstanding Ordinary Shares, par value NIS 0.001 per share (the "Ordinary Shares"), each of which is entitled to one vote upon the matters to be presented at the Meeting.(1)

         A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the Ordinary Shares of the Company.

         An Ordinary Resolution shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution. Jonathan Kolber, the Chief Executive Officer of the Company, who holds more than five percent (5%) of the voting rights of all of the Ordinary Shares, has notified the Company that he intends to vote his shares at the Meeting.

---------------

(1) 209,028 Ordinary Shares held by the Company and its wholly owned subsidiary will not be voted at the Meeting.


         According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The Ordinary Resolutions at such a postponed Meeting shall be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraphs.

Item A1 --  Approval of Adoption of the 2003 Stock Option Plan.
--------------------------------------------------------------

         On May 25, 2003 and June 5, 2003, the Audit Committee and the Board of Directors of the Company, respectively, approved the adoption of the 2003 Stock Option Plan, based on the principles set out below, and empowered the Company's management to finalize the detailed 2003 Stock Option Plan.

         Among the persons to be granted options under the 2003 Stock Option Plan will be the members of the Board of Directors of Koor (excluding Charles
R. Bronfman and Andrew Hauptman, directors who are related to the controlling shareholders) and Jonathan Kolber, the Chief Executive Officer of the Company, who beneficially owns more than 5% of the Ordinary Shares. As a result of the above, in accordance with the Israeli Companies Law, 1999, the 2003 Stock Option Plan must be approved by an Ordinary Resolution of the shareholders of the Company at a general meeting. At the Meeting, the Company will seek to obtain shareholder approval for adoption of the 2003 Stock Option Plan. The Board of Directors recommends to approve the Company's adoption of the 2003 Stock Option Plan.

         The following are the principle terms of the 2003 Stock Option Plan:

     o Koor shall grant 1,200,000 options, each exercisable for one Ordinary Share (the "Options"), of which: 50,000 Options shall be granted to each of the members of the Board of Directors of Koor (excluding Charles R. Bronfman and Andrew Hauptman); 175,000 Options shall be granted to Jonathan Kolber, the Chief Executive Officer of the Company, who currently does not have any options; up to 450,000 Options shall be granted to other officers and employees of the Koor Group; and 225,000 Options shall be reserved for future distribution to Koor Group officers and employees;

     o The Options shall be exercisable at NIS 89.7 (the "Exercise Price"), the closing price of the Ordinary Shares on the Tel Aviv Stock Exchange on June 4, 2003, the last trading day prior to the date on which the 2003 Stock Option Plan was approved by the Board of Directors of Koor (approximately US$20.5 (which is equivalent to US$4.1 per ADS));

     o The Exercise Price shall be adjusted upon the occurrence of certain triggering events, including, but not limited to, a distribution of dividends;

     o The Options shall vest over a period of three years in six equal bi-annual calendar year installments, on the last day of each such bi-annual calendar date;

     o   The exercise period shall expire on December 31, 2010;

     o The 2003 Stock Option Plan shall be limited to 35 persons (in addition to the members of the Board of Directors and Chief Executive Officer who shall be granted Options) and, accordingly, under Israeli securities law, the offer pursuant to the 2003 Stock Option Plan will not be deemed an offer to the public;

     o According to Section 102 of the Israeli Income Tax Ordinance, the Options and the Ordinary Shares into which Options may be exercisable (the "Exercised Shares") shall be subject to a tax black-out period during which Optionholders who exercise their Options and sell their Exercised Shares are required to pay higher taxes than if they sell their Exercised Shares outside the black-out period (the "Tax Black-Out Period"). The Tax Black-Out Period with respect to Options granted during the 2003 calendar year shall end on December 31, 2005;

     o During the Tax Black-Out Period, the Options and the Exercised Shares shall be held in escrow for the Optionholders' benefit by a trustee appointed by the Company and approved by the Israeli Income Tax Commission;

     o Optionholders shall not pay the Exercise Price upon exercising their Options, but shall be issued such number of Exercised Shares whose aggregate market price at the time of the exercise shall equal the difference between (i) the sum of (1) the market price at the time of the exercise of the Options multiplied by (2) the number of Options granted to the Optionholder and (ii) the sum of (1) the Exercise Price multiplied by (2) the number of Options granted to the Optionholder. In case of Options exercised prior to the end of the Tax Black-Out Period and Exercised Shares not sold during the Tax Black-Out Period, the number of Exercised Shares issued following the end of the Tax Black-Out Period shall be adjusted in the event of a decrease in the market price of the Ordinary Shares during the Tax Black-Out Period;

     o In the event of a restructuring of Koor (including, but not limited to, by means of a sale of substantially all of the assets of Koor, a distribution of substantially all of the assets of Koor to its shareholders, a merger, an offer or a settlement), an independent outside expert specializing in economic valuations shall determine the form and amount of the compensation that shall be given to the Optionholders;

     o The Company shall administer the 2003 Stock Option Plan, and the Board of Directors shall have the power to amend the vesting schedule of certain Options and to allow the continuation of the vesting following termination of employment or tenure of an Optionholder; and

     o Optionholders shall be solely responsible for the payment of all applicable taxes in connection with the Options and the Exercised Shares.

         It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

         "RESOLVED, that the Company adopt the Koor Industries Ltd. 2003 Stock Option Plan, based on the principles set out in the proxy statement, pursuant to which options shall be granted to directors, officers (including the Chief Executive Officer) and other employees of Koor and its affiliates, and that the Company's management shall be empowered to finalize the detailed 2003 Stock Option Plan."

         The Board of Directors recommends voting FOR adopting the 2003 Stock Option Plan and empowering the Company's management to finalize the detailed 2003 Stock Option Plan.

Item A2 -- Approval of the Granting of (i) 50,000 options under the 2003 Stock Option Plan to each of the members of the Board of Directors of Koor (excluding Charles R. Bronfman and Andrew Hauptman) and (ii) 175,000 options under the 2003 Stock Option Plan to Jonathan Kolber, the Chief Executive Officer of Koor.

         The Board of Directors recommends to approve the granting of (i) 50,000 options under the 2003 Stock Option Plan to each of the members of the Board of Directors of Koor (excluding Charles R. Bronfman and Andrew Hauptman) and (ii) 175,000 options under the 2003 Stock Option Plan to Jonathan Kolber, the Chief Executive Officer of Koor.

         It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

         "RESOLVED, that each member of the Board of Directors of Koor (excluding Charles R. Bronfman and Andrew Hauptman, directors who are related to the controlling shareholders) shall be granted 50,000 options under the 2003 Stock Option Plan and Jonathan Kolber, the Chief Executive Officer of Koor, shall be granted 175,000 options under the 2003 Stock Option Plan."

         The Board of Directors recommends voting FOR the granting of (i) 50,000 options under the 2003 Stock Option Plan to each of the members of the Board of Directors of Koor (excluding Charles R. Bronfman and Andrew Hauptman, directors who are related to the controlling shareholders) and (ii) 175,000 options under the 2003 Stock Option Plan to Jonathan Kolber, the Chief Executive Officer of Koor.

                                   * * * * *

         A representative of the Management is expected to be present at the Meeting, and to be available to respond to appropriate questions from the shareholders.

         Other than as set forth above, Management knows of no other business to be acted upon at the Meeting.

         The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.


                                     By Order of the Board of Directors

                                     Shlomo Heller
                                     Corporate Secretary

Rosh Ha'ayin, Israel
June 17, 2003

                                                                     Exhibit 3

                             KOOR INDUSTRIES LTD.

                        Instructions to The Bank of New
                  York, as Depositary (Must be received prior to the close of business on July 21, 2003)


          The undersigned, registered Holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of stock represented by such Receipt of Koor Industries Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 20, 2003 at the Extraordinary General Meeting of Shareholders of Koor Industries Ltd. to be held on July 27, 2003 in respect of the resolutions specified on the reverse.

NOTES:
1. Please direct the Depositary how it is to vote by marking the appropriate box by each resolution.
2. If no voting instructions are received by the Depositary on or before July 21, 2003, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Depositary Securities in proportion to the votes cast by holders of all Shares.


                                                   KOOR INDUSTRIES LTD.
                                                   P.O. Box 11230
                                                   NEW YORK, N.Y. 10203-0230


To change your address, please mark this box.     |_|


To include any comments, please mark this Box.    |_|

             Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

                                             ___
                                            |   |
                                            |___|
  ___   Mark, Sign, Date and
 |   |  Return The Proxy Card            Votes must be
 |___|  Promptly Using the               indicated (x) in
        Enclosed Envelope                Black or Blue ink.

                                                                           FOR      AGAINST
                     1.   To approve the adoption of the Koor               _          _
                          Industries Ltd. 2003 Stock Option                |_|        |_|
                          Plan, based on the principles set out in
                          the proxy statement, pursuant to which
                          options shall be granted to directors,
                          officers (including the Chief Executive
                          Officer) and other employees of Koor and
                          its affiliates, and to empower the
                          Company's management to finalize the
                          detailed 2003 Stock Option Plan.

                     2.   To approve the granting of (i) 50,000              _          _
                          options under the 2003 Stock Option               |_|        |_|
                          Plan to each of the members of the Board
                          of Directors of Koor (excluding Charles R.
                          Bronfman and Andrew Hauptman, directors
                          who are related to the controlling
                          shareholders) and (ii) 175,000 options
                          under the 2003 Stock Option Plan to
                          Jonathan Kolber, the Chief Executive
                          Officer of Koor.


                                            __________________________________________________
                                           |                                                  |
                                           |               S C A N     L I N E                |
                                           |__________________________________________________|

                                           The Voting Instruction must be signed by the person
                                           in whose name the relevant Receipt is registered on
                                           the books of the Depositary. In the case of a
                                           Corporation, the Voting Instructions must be
                                           executed by a duly authorized Officer or Attorney.


                                             Date   Share Owner sign here    Co-Owner sign here
                                           ______________________________    __________________
                                           |       |                     |  |                  |
                                           |_______|_____________________|  |__________________|
